Exhibit 99.1

Valentia Telecommunications and eircom Funding
Announce Execution of Supplemental Indentures Relating to their
High Yield Notes and Payment of Consent Fees

        Ireland—March 24, 2004. Valentia Telecommunications ("Valentia") and eircom Funding ("eircom") announced today that they have executed supplemental indentures (the "Supplemental Indentures") giving effect to various amendments (the "Amendments") to the indentures (the "Indentures") governing Valentia's €550,000,000 7.25% Senior Notes Due 2013 (the "Senior Notes") and eircom's €285,000,000 8.25% Senior Subordinated Notes Due 2013 (the "€ Senior Subordinated Notes") and $250,000,000 8.25% Senior Subordinated Notes Due 2013 (the "$ Senior Subordinated Notes", and together with the € Senior Subordinated Notes, the "Senior Subordinated Notes"; the Senior Notes and the Senior Subordinated Notes, together the "Notes"). In addition Valentia and eircom today announced that eircom Group plc today completed an initial public offering of its ordinary shares, such shares being listed today on the Official Lists of the UK Listing Authority and the Irish Stock Exchange Limited and admitted to trading on the London Stock Exchange plc's market for listed securities, raising €300 million in gross proceeds for eircom Group plc (a "Qualifying IPO", as defined in more detail in the Supplemental Indentures). As a result, Valentia and eircom Funding will now pay within 5 business days the consent fees to holders of Notes that consented to the Amendments pursuant to a consent solicitation statement dated January 22, 2004, as supplemented on February 13, 2004 (the "Consent Solicitation Statement").

        The principal terms of the Amendments are as follows:

(i)
The covenants relating to restricted payments in each of the Indentures have been amended to allow Valentia to pay a dividend or make other payments to eircom Group plc if Valentia receives at least 85% of the net proceeds from the first Qualifying IPO and the dividend or other payment paid by Valentia does not exceed Consolidated EBITDA (as defined in the Indentures) minus the aggregate of (1) the product of €87.50 million and the number of fiscal quarters for which consolidated financial statements of Valentia are available from and including the fiscal quarter in which the first such Qualifying IPO is completed until the fiscal quarter ending immediately prior to such dividend or other payment and (2) Consolidated Interest Expense (as defined in the Indentures). Consolidated EBITDA and Consolidated Interest Expense are calculated for the period from the first day of the fiscal quarter in which the first Qualifying IPO is completed until the end of the most recent fiscal quarter ending immediately prior to the date of such dividend or other payment for which consolidated financial statements of Valentia Telecommunications are available. Such amendments have replaced in full the provisions of the Indentures which permitted dividends or other payments in any fiscal year of up to 6% of the aggregate gross proceeds received by Valentia following a public offering of its shares or shares in its parent company. Valentia is not permitted to pay a dividend or make another payment to any of its parent companies under the new test if the Existing Senior Credit Facilities have not been repaid and/or refinanced on terms whereby upon the attainment of a corporate rating for Valentia, eircom Group plc or any other parent company of Valentia of "Baa3" (or the equivalent) or higher from Moody's Investor Service, Inc. and a rating of "BBB-" (or the equivalent) or higher from Standard and Poor's Rating Services substantially all of the principal amount of indebtedness outstanding thereunder shall be on an unsecured basis. Eircom Group plc is satisfied that the new senior credit facilities that have been entered into as of today satisfy this condition.

(ii)
The tests set out in the Indentures prior to amendment, which allowed credit for 50% of Consolidated Net Income (as defined in the Indentures) and deducted 100% of the deficit in Consolidated Net Income (as defined in the Indentures) for certain periods when calculating the amount of a restricted payment that may be made, have been amended such that, following the first Qualifying IPO, Consolidated Net Income (or deficit in Consolidated Net Income) for any period shall not be taken into account. The test which allowed credit for the net proceeds of a public equity offering when calculating the amount of a restricted payment that may be made remains in effect.

(iii)
The exception to the restricted payments covenant set out in the Indentures prior to amendment, which permitted restricted payments in an aggregate amount not to exceed €75 million, has been amended such that no payment by Valentia of, or loans, advances, dividends or distributions to any of its parent companies to pay, dividends on any ordinary shares or preference shares may be made on the basis of that exception following a Qualifying IPO.

(iv)
The issuers of the Senior Notes and the Senior Subordinated Notes are not permitted to redeem up to 35% of the original principal amount of the Senior Notes and the Senior Subordinated Notes with the net cash proceeds of the first Qualifying IPO, as they would otherwise be permitted to do under the terms of the Senior Notes and the Senior Subordinated Notes.

        The Amendments are set out above in summary form only. Full details of the Amendments are set out in the Consent Solicitation Statement.

CONTACT:	Valentia Telecommunications and eircom Funding Jennifer Creevey (+353) 1 701 5107

Stabilisation/FSA